Exhibit (d)(2)

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is effective as of the 2nd day of January 2025, between U.S. Bancorp Asset Management, Inc., as investment adviser (the “Adviser”), and First American Funds Trust (“FAF Trust”).

WHEREAS, FAF Trust is comprised of multiple investment portfolios, including First American U.S. Treasury Money Market Fund (the “Fund”), each of which offers one or more classes of shares; and

WHEREAS, the Adviser wishes to contractually limit fees and reimburse expenses for Class X Shares of the Fund through December 31, 2026; and

WHEREAS, it is in the interests of both the Adviser and the shareholders of the Fund to limit such expenses as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree that the Adviser will limit its fees and/or reimburse Fund expenses to the extent necessary to limit the annual operating expenses net of acquired fund fees and expenses of the Fund’s Class X Shares to the amounts set forth in Exhibit A hereto. The Adviser agrees that it may not be reimbursed by FAF Trust for the fees waived or reimbursements made by the Adviser under the terms of this agreement. The Adviser agrees to continue the foregoing expense limits through December 31, 2026. Thereafter, any expense limit may be changed upon prior notice to FAF Trust’s Board of Trustees.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

U.S. BANCORP ASSET MANAGEMENT, INC.		FIRST AMERICAN FUNDS TRUST

By:	/s/ Jill M. Stevenson	By:	/s/ James D. Palmer
Name:	Jill M. Stevenson	Name:	James D. Palmer
Title:	Head of Operations and Mutual Funds Treasurer	Title:	President

Exhibit A

Annual Operating Expense Limitation (Net of Acquired
Fund Fees and Expenses) as a Percentage of
Fund	Average Daily Net Assets

U.S. Treasury Money Market Fund – Class X	0.1600%